                                 UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                 OMB NUMBER       3235-0145
                             Washington, D.C. 20549                       Expires:  October 31, 1994
                                                                          Estimated average burden
                                  Schedule 13D                            hours per form.......14.90

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                         REGENCY HEALTH SERVICES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  758934-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

Henry K. Jordan                                with a copy to:
Chief Financial Officer                        Raymond M. Bukaty, Esq.
The Foothill Group, Inc.                       Riordan & McKinzie
11111 Santa Monica Blvd., Suite 1500           695 Town Center Drive, Suite1500
Los Angeles, California 90025                  Costa Mesa, California 92626
(310) 966-7000                                 (714) 433-2627
- -------------------------------------------------------------------------------

             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                April 13, 1995
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 17                  SEC 1746 (12-91)

                                  Schedule 13D

CUSIP No. 758934-10-3                                     Page  2  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        The Foothill Group, Inc.
        94-1663353

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                         7    SOLE VOTING POWER
                              291,611 (See Item 5)

       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             749,851 (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING               291,611 (See Item 5)
        PERSON
         WITH
                         10   SHARED DISPOSITIVE POWER
                              749,851 (See Item 5)


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,041,462

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3%

   14   TYPE OF REPORTING PERSON*
        CO,HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  3  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Capital Corporation
        95-2689288

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California

                         7    SOLE VOTING POWER
                              -0-

       NUMBER OF
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               292,745 (See Item 5)
          EACH
       REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              292,745 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,745 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%

   14   TYPE OF REPORTING PERSON*
        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  4  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners, L.P., a Delaware limited partnership
        95-4291521

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                         7    SOLE VOTING POWER
                              -0- (See Item 5)

       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               457,106 (See Item 5)
         EACH
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 -0- (See Item 5)

                         10   SHARED DISPOSITIVE POWER
                              457,106 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        457,106

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  5  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Don L. Gevirtz

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7    SOLE VOTING POWER
                              -0- (See Item 5)

       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               457,106 (See Item 5)
         EACH
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 -0- (See Item 5)

                         10   SHARED DISPOSITIVE POWER
                              457,106 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        457,106

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  6  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        John F. Nickoll

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7    SOLE VOTING POWER
                              26,789 (See Item 5)

       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               457,106 (See Item 5)
         EACH
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 26,789 (See Item 5)

                         10   SHARED DISPOSITIVE POWER
                              457,106 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        483,895

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  7  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Dennis R. Ascher

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                    7    SOLE VOTING POWER
                         1,010 (See Item 5)

       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          457,106 (See Item 5)
         EACH
      REPORTING     9    SOLE DISPOSITIVE POWER
        PERSON
         WITH            1,010 (See Item 5)

                    10   SHARED DISPOSITIVE POWER
                         457,106 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        458,116

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 758934-10-3                                     Page  8  of  17  Pages
          -----------                                          ---    ----

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Jeffrey T. Nikora

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                    7    SOLE VOTING POWER
                         -0- (See Item 5)

       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          457,106 (See Item 5)
         EACH
      REPORTING     9    SOLE DISPOSITIVE POWER
        PERSON
         WITH            -0- (See Item 5)

                    10   SHARED DISPOSITIVE POWER
                         457,106 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        457,106

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

Introduction
- ------------

                 The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of their affiliated status and/or action in concert with respect to the acquisition of shares of Common Stock (as hereinafter defined in Item 1 below). Each of the reporting persons named in Item 2 disclaims beneficial ownership of the Common Stock held on behalf of the other reporting persons.

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the common stock, $.01 par value per share, CUSIP No. 758934-10-3 (the "Common Stock"), of Regency Health Services, Inc., a Delaware corporation ("Issuer"), having its principal executive offices at 2742 Dow Avenue, Tustin, CA 92680.

Item 2.          Identity and Background.

                 This Schedule 13D is filed on behalf of The Foothill Group, Inc., a Delaware corporation ("Group"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners") and Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners"); Group, Capital, Partners and the Managing General Partners collectively referred to hereinafter as the "Filing Persons"). Group and the Managing General Partners are the general partners of Partners. Capital is a wholly-owned subsidiary of Group.

                 Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 of the Exchange Act, Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners.

                 Also under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Capital by virtue of the fact that Group, as the parent of Capital, has voting or dispositive power with respect to shares of Common Stock held by Capital.

                 Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

                 Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Capital is to engage in providing asset-based financing to businesses.

                 Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal





                             Page 9 of  17  pages.
                                       ----
business of Partners is to engage in the business of investment in various financial assets.

                 Each of the Managing General Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each Managing General Partner is to engage in the business of investment in various financial assets.

                 The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.

                                                        Principal
     Name                Business Address               Occupation
     ----                ----------------               ----------
Don L. Gevirtz        11111 Santa Monica Blvd.       Chief Executive Officer
                      Suite 1500                     and Chairman of the Board
                      Los Angeles, CA  90025

John F. Nickoll       11111 Santa Monica Blvd.       President, Vice
                      Suite 1500                     Chairman of the Board,
                      Los Angeles, CA  90025         Co-Chief Executive
                                                     Officer, Chief
                                                     Operating Officer and
                                                     Director

David C. Hilton       11111 Santa Monica Blvd.       Executive Vice
                      Suite 1500                     President
                      Los Angeles, CA  90025

Peter E. Schwab       11111 Santa Monica Blvd.       Executive Vice
                      Suite 1500                     President
                      Los Angeles, CA  90025

Henry K. Jordan       11111 Santa Monica Blvd.       Vice President, Chief
                      Suite 1500                     Financial Officer and
                      Los Angeles, CA  90025         Corporate Secretary

Steven L. Volla       Primary Health Systems, L.P.   Director; Chairman of the
                      1275 Drummers Lane             Board and Chief Executive
                      Suite 102                      Officer
                      Wayne, PA  19087





                             Page 10 of  17  pages.
                                        ----

Warren Bennis, Ph.D.  USC School of Business       Director; Professor
                      Administration
                      300-A Bridge Hall
                      901 Exposition Blvd.
                      Los Angeles, CA  90089

Arthur Malin, M.D.    606 No. Foothill Road        Director; Professor
                      Beverly Hills, CA  90201

Jeffrey A. Lipkin     Recovery Equity Partners,    Director; General
                      L.P.                         Partner
                      901 Marina Island Blvd.
                      Suite 555
                      San Mateo, CA 94404

Joseph J. Finn-Egan   Recovery Equity Partners,    Director; General
                      L.P.                         Partner
                      901 Marina Island Blvd.
                      Suite 555
                      San Mateo, CA 94404

FOOTHILL CAPITAL CORPORATION

                                                      Principal
     Name                Business Address             Occupation
     ----                ----------------             ----------
John F. Nickoll       11111 Santa Monica Blvd.     Chairman of the Board
                      Suite 1500                   and Director
                      Los Angeles, CA 90025

Don L. Gevirtz        11111 Santa Monica Blvd.     Vice President
                      Suite 1500
                      Los Angeles, CA 90025

Peter E. Schwab       11111 Santa Monica Blvd.     President, Chief
                      Suite 1500                   Operating Officer and
                      Los Angeles, CA 90025        Director

David C. Hilton       11111 Santa Monica Blvd.     Executive Vice
                      Suite 1500                   President, Chief
                      Los Angeles, CA 90025        Financial Officer,
                                                   Chief





                              Page 11 of  17  pages.
                                         ----

                                                   Credit Officer and
                                                   Director

Henry K. Jordan       11111 Santa Monica Blvd.     Senior Vice President/
                      Suite 1500                   Finance and Corporate
                      Los Angeles, CA 90025        Secretary

Ellyn Norwood         11111 Santa Monica Blvd.     Senior Vice President/
                      Suite 1500                   Human Resources
                      Los Angeles, CA 90025

                 During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

                 All shares of Issuer's Common Stock were purchased with funds from working capital of Group and Partners.

Item 4.          Purpose of Transaction.

                 Group, Capital and Partners acquired and disposed of their shares of Common Stock for investment purposes pursuant to purchases and sales on the open market.

                 None of the Filing Persons presently has any plans or proposals which relate to or would result in:

                 (a) The acquisition of additional securities, or disposition of securities, of the Issuer;





                             Page 12 of  17  pages.
                                        ----

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Issuer;

                 (f) Any other material change in the Issuer's business or corporate structure;

                 (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

                 (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

                 (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j)      Any similar action to any of those enumerated above.

                 Each of the Filing Persons intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each of the Filing Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock, or debt securities of the Issuer, either in the open market or in privately negotiated transactions, or selling its shares of Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Filing Persons alone or with other persons.





                             Page 13 of  17  pages.
                                        ----

Item 5.          Interest in Securities of The Issuer.

                 (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 16,414,743 shares of Common Stock outstanding, which is the number of outstanding shares confirmed by the Chief Financial Officer of the Issuer as of February 28, 1995.

                 As of the date of its execution hereof, Partners was the direct owner of 457,106 shares, or 2.8%, of Common Stock.

                 As of the date of its execution hereof, Capital was the direct owner of 292,745 shares, or 1.8%, of Common Stock.

                 As of the date of its execution hereof, Group was the direct owner of 291,611 shares, or 1.8%, of Common Stock. Under the Beneficial Ownership Definition, Group may be deemed beneficially to own the shares of Common Stock owned directly by Partners and Capital. Accordingly, Group owns directly or beneficially 1,041,462 shares, or 6.3%, of Common Stock.

                 As of the date of their execution hereof, each of the Managing General Partners was the direct owner of -0- shares of Common Stock, except for Mr. Nickoll, who was the direct owner of 26,789 shares, or 0.2%, of Common Stock, and Mr. Ascher, who was the direct owner of 1,010 shares, or .01%, of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General
Partners is deemed beneficially to own the shares of Common Stock owned by Partners. Accordingly, each of the Managing General Partners other than Mr. Ascher and Mr. Nickoll is deemed beneficially to own 457,106 shares, or 2.8%, of Common Stock, Mr. Nickoll is deemed beneficially to own 483,895 shares, or 2.9%, of Common Stock and Mr. Ascher is deemed beneficially to own 458,116 shares, or 2.8%, of Common Stock.

                 (b) Group has sole voting and sole dispositive power with respect to the 291,611 shares of Common Stock directly owned by it. Group may be deemed to have shared voting and dispositive power with Capital, with respect to the 292,745 shares directly owned by Capital, by virtue of the fact that Capital is a wholly-owned subsidiary of Group. Each of Group and the Managing General Partners has shared power with Partners, in its capacity as a general partner of Partners, to vote and direct the disposition of the 457,106 shares of Common Stock directly owned by Partners.

                 (c) On August 18, 1994, Group and Partners purchased an aggregate of 10,000 shares of Issuer's Common Stock at a price of $9.375 per share and an aggregate of 40,000 shares of Issuer's Common Stock at a price of $9.50 per share, on the open market. On September 23, 1994, Group and Partners purchased an aggregate of 25,700 shares of Issuer's Common Stock at a purchase price of $9.414 per share, on the open market. On April 5, 1995, Capital and Partners sold an aggregate of 50,000 shares of Issuer's Common Stock at a sale price of $13.2289 per share, on the open market. On April 6, 1995, Capital and Partners sold an aggregate of 36,300 shares of Issuer's Common Stock at a sale price of $13.2454 per share, on the open market. On April 11, 1995, Capital and Partners sold an aggregate of 50,000 shares of Issuer's Common Stock at a sale price of $13.1996 per share, on the open market. On April 12, 1995, Capital and Partners sold an aggregate of 95,800 shares of Issuer's Common Stock at a sale price of $13.3696 per share, on the open market. On April 13, 1995, Capital and Partners sold an aggregate of 150,000 shares of Issuer's Common Stock at a sale price of $13.6900 per share, on the open market.

                 (d)      not applicable.

                 (e)      not applicable.





                             Page 14 of  17  pages.
                                        ----

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

                 Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Limited Partnership Agreement, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of Partners in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right of payment to all other debt obligations of the issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners have the exclusive right and power to manage the business and affairs of the partnership including the power to purchase and dispose of the Common Stock owned by Partners as well as securities of the type described above. The general partners of Partners have certain rights to receive the proceeds of the sales of securities, including the Common Stock, if any, in accordance with the Partners Agreement.

                 Pursuant to Section 9.7(b) of the Partners Agreement, and as acknowledged in a letter dated October 10, 1990, Capital has an obligation to co-invest with Partners by purchasing 33% of prospective portfolio securities purchased by Partners. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the same manner and at the same price as Partners, and Capital may not dispose of such securities prior to Partners. Group may fulfill the obligations of Capital described above under certain circumstances.

                 Group, Capital, Partners and the Managing General Partners have executed a joint reporting agreement (the "Joint Reporting Agreement") dated April 13, 1994 which was filed April 14, 1994 with the Schedule 13D on behalf of the Filing Persons pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of the Schedule 13D and any amendments thereto.

Item 7.          Material to be Filed as Exhibits.

                 None.





                             Page 15 of  17  pages.
                                        ----

                                   SIGNATURE

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1995
                                          THE FOOTHILL GROUP, INC.


                                          By: /s/ Dennis R. Ascher
                                              --------------------------------
                                              Name: Dennis R. Ascher
                                                    --------------------------
                                              Title: Vice President
                                                     -------------------------


                                          FOOTHILL CAPITAL CORPORATION


                                          By: /s/ Dennis R. Ascher
                                              --------------------------------
                                              Name: Dennis R. Ascher
                                                    --------------------------
                                              Title: Vice President
                                                     -------------------------




                             Page 16 of  17  pages.
                                        ----

                                          FOOTHILL PARTNERS, L.P.
                                          a Delaware limited partnership
                                          By:  The Foothill Group, Inc.
                                               General Partner


                                               By: /s/ Dennis R. Ascher
                                                   ---------------------------
                                                   Name: Dennis R. Ascher
                                                         ---------------------
                                                   Title: Vice President
                                                          --------------------




                                          MANAGING GENERAL PARTNERS


                                               /s/ Don L. Gevirtz
                                               -------------------------------
                                               Don L. Gevirtz


                                               /s/ John F. Nickoll
                                               -------------------------------
                                               John F. Nickoll


                                               /s/ Dennis R. Ascher
                                               -------------------------------
                                               Dennis R. Ascher


                                               /s/ Jeffrey T. Nikora
                                               -------------------------------
                                               Jeffrey T. Nikora





                             Page 17 of  17  pages.
                                        ----